Polyrizon Ltd.

Ha-Tidhar Street

Raanana, 4366507, Israel

October 25, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Polyrizon Ltd. (CIK 0001893645)
Registration Statement No. 333-266745 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 22, 2024, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on October 24, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby withdraw our request for acceleration of the effective date until further notice from the Company.

The Registrant respectfully requests that it be notified of acceptance of this notice of withdrawal by a telephone call to David Huberman, Esq. of Greenberg Traurig, P.A. at (312) 364-1633.

Very truly yours,

POLYRIZON LTD.

By:	/s/ Tomer Izraeli
Tomer Izraeli
Chief Executive Officer